SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 30TH, 2008
(in summary version)

DATE, TIME AND PLACE: September 30th, 2008, at 14:00 hours, in the Company’s headquarters, located in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of the following acting members, Messieurs Gabriele Galateri di Genola, Carmelo Furci, Mario Cesar Pereira de Araujo and Stefano Ciurli. Pursuant to the provided for in the Section 29, § 2, of the Company’s By-Laws, Messieurs Maílson Ferreira da Nóbrega, Josino de Almeida Fonseca and Mrs. Sheila Periard da Silva, who is the alternate of Mr. Isaac Selim Sutton, Board member who has justified his absence to the Board, attended the meeting by means of conference call. Also attended the meeting, due to his invitation by the Chairman of the Board of Directors, Mr. Miguel Roberto Gherrize, Chairman of the Company’s Statutory Audit Committee / Audit Committee.

BOARD: Mr. Gabriele Galateri di Genola – Chairman; and Mrs. Alessandra Catanante - Secretary.

AGENDA: (1) Relevant notices to the Board; (2) Status of the Company’s activities; (3) Matters of Corporate Governance – Approval of the Board of Directors’ Internal Regulation – Updating of the Company’s Code of Ethics - Committees; (4) Other matters related to the items of the agenda or even of general interest to this Company.

RESOLUTIONS: Upon review and discussion of the matter included in the Agenda and the related material, the Board Members resolved, by unanimous vote and with no restrictions:

(1) In connection with the first item of the agenda, the Chairman of the Board of Directors presented, in a short speech, his satisfaction in holding his position in the Company and pointed the Company’s challenges; (2) In connection with the second item of the agenda, the Company’s Chief of Executive Officer, Mr. Mario Cesar Pereira de Araujo, presented the Status of the Company’s activities, pursuant to the material previously presented and filed in the Company’s headquarters; (3) In relation to the third item of the agenda and after the pertinent presentation, the following proposals were approved: (a) Updating of the Internal Regulation of the Company’s Board of Directors, pursuant to the document delivered to the Board members and filed in the Company’s headquarters; (b) Updating of the Company’s Code of Ethics, pursuant to the document delivered to the Board members and filed in the Company’s headquarters, with the favorable declaration of the Statutory Audit Committee / Audit Committee, issued by its Chairman; (c) Creation of two Specialized Committees, which shall support the activities of the Company’s Board of Directors, referred to as “Remuneration Committee” and “Internal Control and Corporate Governance Committee”. Messieurs Gabriele Galateri di Genola, Carmelo Furci and Isaac Selim Sutton were appointed to compose the Remuneration Committee and Messieurs Carmelo Furci, Stefano Ciurli and Maílson Ferreira da Nóbrega were appointed to compose the Internal Control and Corporate Governance Committee. The referred documents were approved by the Board and shall be filed in the Company’s headquarters. Pursuant to the Internal Regulation approved hereby, the Board of Directors approved the appointment of Mrs. Alessandra Catanante Nasser de Melo as Secretary of the Board of Directors, who shall hold such position until the next Annual Shareholders’ Meeting of the Company; and (4) Finally, were approved the following operations with the Brazilian Development Bank (hereinafter referred to as “BNDES”): (a) contracting of a long term credit line with the BNDES, for 5 years of duration, in name of the operators TIM Celular S.A. and TIM Nordeste S.A., in the amount of R$ 1,510 billion maximum, with the consent of the Company, aiming investments in the areas of Network and Information Technology, pursuant to the conditions provided for in the presentation, which shall be filed on the Company’s headquarters; and (b) (b.1) substitution of the guarantee granted by TIM Brasil Serviços e Participações S.A. (hereinafter referred to as “TIM Brasil”) and approved on the Board of Directors’ Meeting of TIM Brasil held on July 22nd, 2005, related to the Financing Agreement by means of Opening of Credit (hereinafter referred to as “Financing Agreement”), executed between TIM Celular and the BNDES on August 10th, 2005, for a guarantee granted by the Company, due to the corporate reorganization approved on the Extraordinary Shareholders’ Meeting held on March 16th, 2006, in which it was approved the acquisition by the Company of the totality of the shares issued by TIM Celular; and (b.2) modification of the Financial Indexes related to the Financing Agreement, pursuant to the conditions provided for in the presentation, which shall be filed in the Company’s headquarters. Due to the subjects above mentioned, the Board members decided that the Officers of the Company, acting jointly or individually, shall have full powers to represent the Company, in order to practice all the acts which shall be deemed mandatory to the effectiveness of the decisions provided for in the items (4) (a), (b.1) and (b.2) above, always pursuant to the conditions approved by this Board of Directors.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted, read, approved and signed by the attending Board Members. Board Members: Messieurs Gabriele Galateri di Genola, Carmelo Furci, Stefano Ciurli, Mario Cesar Pereira de Araujo, Maílson Ferreira da Nóbrega, Josino de Almeida Fonseca and Sheila Periard da Silva.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), September 30th, 2008.

ALESSANDRA CATANANTE
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 30, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.